Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

January 31, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Terra Tech Corp. (the “Company”) Amendment No. 2 to Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed January 10, 2013 File No. 000-54258

Dear Ms. Ravtiz:

Pursuant to the oral comment of January 25, 2013, of the staff (the “Staff”) of the Securities and Exchange Commission, we respectfully submit this letter on behalf of our client, the Company.

Attached hereto as Exhibit “A”, please find the written statement from the Company requested by the Staff.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo

EXHIBIT A

Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612

January 31, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Terra Tech Corp. (the “Company”) Amendment No. 2 to Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed January 10, 2013 File No. 000-54258

Dear Ms. Ravitz:

Pursuant to the oral comment dated January 25, 2013, of the staff of Securities and Exchange Commission, Terra Tech Corp., a Nevada corporation (the “Company”), hereby acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the referenced Amendment No. 2 to Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2012, and any amendments thereto, including any definitive filing thereof;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Thomas E. Puzzo, Esq., at (206) 522-2256, with any questions, comments or other communications to the Company.

Very truly yours,

TERRA TECH CORP.

/s/ Derek Peterson
Derek Peterson President and Chief Executive Officer